July 31, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20599

Attention:	John Reynolds
John Coleman

RE:	Agnico Eagle Mines Limited
Form 40-F for the Fiscal Year Ended December 31, 2016
Response Dated July 12, 2017
File No. 001-13422

Dear Messrs. Reynolds and Coleman:

We refer to your letter dated July 17, 2017 (the “Comment Letter”) concerning your review of Agnico Eagle Mines Limited’s (the “Company”) response to your initial comment letter dated June 13, 2017 with respect to the Company’s above referenced Form 40-F (the “40-F”).  The Company’s responses to the Comment Letter are set out below.  For your convenience, the Company’s response is preceded by the text of the comment from the Comment Letter.

Staff Comment:

We note your response to comment 2.  Additionally we note that your internal technical study for Amaruq and the internal optimization studies for Meliadine include inferred resources.  Our understanding of National Instrument 43-101 is that any study that includes inferred resources should be termed as a scoping study or preliminary economic assessment.  Please advise.  Based on your response you may need to revise your disclosure prospectively to clearly disclose the level of study performed and the quantity of indicated and inferred resources that are included in these studies.

Company Response:

The Company will revise its disclosure prospectively to refer to any study that contains an economic analysis of the potential viability of mineral resources that includes inferred resources as a preliminary economic assessment or a scoping study.  The Company will disclose the level of study performed and the quantity of indicated and inferred resources that are included in these studies.

We trust that this letter has addressed the questions in your review of the Company’s Form 40-F and the Company’s response letter dated July 12, 2017, however, if you have any further questions on the above matters please do not hesitate to contact the undersigned at 647.260.3771.

Yours very truly,

/s/ Chris Vollmershausen
Chris Vollmershausen
Corporate Legal Counsel

cc:                                David Smith, Senior Vice-President, Finance and Chief Financial Officer